UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2008

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN (Formerly known as

Fulton Financial Corporation Profit Sharing Plan)

FINANCIAL STATEMENTS

December 31, 2008 and 2007

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Corporation 401(k) Retirement Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan, formerly known as Fulton Financial Corporation Profit Sharing Plan, (“the Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio

June 25, 2009

1.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

2008	2007

ASSETS

Cash	$68,247	$289,914
Investments at fair value (Note 4)	123,808,067	128,418,511
Participant Loans	20,902	-

Receivables
Accrued income	294,878	263,998
Employee contribution	21,505	-
Employer contribution	4,989,468	8,730,095
Security transaction receivable	2,913	79,813
Total receivables	5,308,764	9,073,906

Total assets	129,205,980	137,782,331

LIABILITIES

Security transaction payable	29,307	42,445
Administrative expenses payable	47,234	28,806
Total liabilities	76,541	71,251

Net assets available for benefits	$129,129,439	$137,711,080

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2008 and 2007

2008	2007

Additions to net assets attributed to:

Investment income
Net appreciation/(depreciation) in fair value
of investments (Note 4)	$(44,142,030)	$(7,695,777)
Interest and dividends	2,942,870	7,558,720
(41,199,160)	(137,057)
Contributions
Employer contributions	9,512,310	8,730,095
Participant contributions	6,955,671	3,576,769
Participant rollovers	219,957	404,582
16,687,938	12,711,446

         Total additions                                                                                                          (24,511,222)                     12,574,389

Deductions from net assets attributed to:
Benefits paid to participants	10,663,714	13,161,261
Administrative expenses	225,324	131,171
10,889,038	13,292,432

Net decrease prior to transfers                                                                                        (35,400,260)                        (718,043)

Transfer from Fulton Financial Corp. 401(k) Plan (Note 8)	25,460,525	-
Transfer from Somerset Valley Bank Plan (Note 8)	1,358,094	-
Net decrease	(8,581,641)	(718,043)

Net assets available for benefits

Beginning of year	137,711,080	138,429,123

End of year	$129,129,439	$137,711,080

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective January 1, 2008, the Plan name was changed from Fulton Financial Corporation Profit Sharing Plan.

General: The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its wholly owned subsidiaries that are not covered under the Company’s defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service. Effective January 1, 2008, the Plan’s eligibility was expanded to include substantially all employees of the Employer and its subsidiaries, except for those employees who are participants in the Columbia Bank 401(k) Plan or the Resource Bank Stock and 401(k) Savings Plan. Effective January 1, 2008, eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan. Effective January 1, 2008, to receive an employer matching contribution, an employee must complete a year of service and attain age 21. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions: Prior to July 1, 2007, participants in the Plan were classified as either “Category A” or “Category B” participants. In general, a Category A participant was a participant who was employed by the Company prior to January 1, 1996. A Category B participant was generally an employee of the Company that was hired after December 31, 1995. Special rules apply in the case of employees who transfer to and from affiliates that do not participate in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year. For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation. In any particular year, the Plan sponsor has the option of determining a different contribution amount. December 31, 2007 was the last year in which employer profit sharing contributions were allocated based on the Category A and Category B classifications. Effective January 1, 2008, the employer profit sharing contribution will be discretionary and will be allocated uniformly on the basis of compensation. To be eligible for an employer profit sharing, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007.

(Continued)

4.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Eligible employees, except highly compensated employees, may elect to make contributions up to a maximum dollar amount prescribed by law. Highly compensated employees may elect to make contributions up to the lessor of 6% of eligible compensation or the maximum amount allowed by law. Effective January 1, 2008, eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

Effective January 1, 2008, the employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contributions and Plan earnings/(losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of five years of credited service.

Effective January 1, 2007, the Plan was amended to change the vesting schedule from a five year cliff vesting schedule to a five year graded vesting schedule.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2008 and 2007, there were $0 and $2,530 forfeitures available, respectively. Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2008 and 2007 were $436,430 and $402,856, respectively.

(Continued)

5.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (“FSP”) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the adoption of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

(Continued)

6.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition:The Plan’s investments are reported at fair value. Participant loans are reported at amortized cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

7.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of participation units held by the Plan in common collective trusts are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair values of common collective trusts are classified within level 2 of the fair value hierarchy.

Investments measured at fair value on a recurring basis, excluding participant loans, are summarized below:

Fair Value Measurements
at December 31, 2008 Using
Quoted Prices in	Significant
Active Markets	Other
for Identical	Observable
Assets	Inputs

                                                                                                                       (Level 1)                            (Level 2)

Investments                                                                                             $ 97,538,791                       $ 26,269,276

Concentration of Credit Risk: At December 31, 2008 and 2007, approximately 13% and 12%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(Continued)

8.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).                                                                                                                                                                                                                                                                                            December 31, 2008

Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,750,348	$16,838,348
Fulton Financial Advisors Retirement Common Stock Fund	119,796	8,844,584
Fulton Financial Advisors Retirement Fixed Income Fund	846,097	17,424,692
Fidelity Advisor Mid Cap Value Fund	684,500	7,851,218
Loomis Sayles Small Cap Value Fund	492,989	8,218,130
Vanguard 500 Index Fund	171,761	11,789,666
Goldman Sachs Financial Square Government Fund	23,054,697	23,054,697
MFS Value Fund	548,224	9,654,232
MFS Research International Fund	624,176	6,909,624

December 31, 2007
Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,344,996	$15,090,855
Fulton Financial Advisors Retirement Common Stock Fund	100,887	11,845,992
Fulton Financial Advisors Retirement Fixed Income Fund	628,267	12,433,857
Fidelity Advisor Mid Cap Value Fund	580,752	14,013,544
American Century Small Company Fund	1,216,633	10,134,556
Vanguard 500 Index Fund	142,830	15,945,529
Goldman Sachs Financial Square Government Fund	14,380,445	14,380,445
MFS Value Fund	451,646	12,036,359
MFS Research International Fund	551,328	11,037,591

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(44,142,030) and $(7,695,777), respectively, as follows:

2008	2007

Mutual funds	$(36,382,674)	$(1,973,280)
Common trust funds	(4,653,846)	2,203,045
Fulton Financial Corporation common stock	(3,105,510)	(7,925,542)

$(44,142,030)	$(7,695,777)

(Continued)

9.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $275,257 at December 31, 2008 and $1,007,181 at December 31, 2007.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel, the Plan recordkeeper, totaled $163,729 and $108,921 for 2008 and 2007, respectively. Fees paid to Crowe Horwath LLP, the auditor for the Plan, totaled $61,595 and $22,250 for 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan had investments of $16,838,348 and $15,090,855, respectively, in Fulton Financial Corporation common stock. The Plan also has investments of $26,269,276 and $24,279,849 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2008 and 2007, respectively. Fulton Financial Advisors is a wholly-owned subsidiary of the Company. Approximately $923,471 and $897,214 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2008 and 2007, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company has reported certain nonexempt transactions on Form 5500 with respect to cross trades in a fund in which the Plan invests. No excise taxes apply to these transactions.

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PLAN MERGERS

Effective May 13, 2008, the Fulton Financial Corporation 401(k) Savings Plan and Trust was merged into the Plan. Effective November 28, 2008, the Somerset Valley Bank 401(k) Plan was merged into the Plan.

(Continued)

10.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 9 – FORM 5500 RECONCILIATION

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2008 and 2007, respectively:

2008	2007

Net assets available for benefits per the financial statements	$129,129,439	$137,711,080
Plus: Transfer of assets due to Plan merger	10,992,313	-

Net assets available for benefits per the Form 5500	$140,121,752	$137,711,080

The following is a reconciliation of transfer of assets per the financial statements to the Form 5500 for the year ended December 31, 2008:

2008

Total transfers due to Plan merger per financial statements	$26,818,619
Transfer due to Plan merger	10,992,313

Transfer of assets to this Plan per Form 5500	$37,810,932

NOTE 10 – SUBSEQUENT EVENTS

Effective January 1, 2009, the Resource Bank Stock and 401(k) Plan was merged into the Fulton Corporation 401(k) Retirement Plan.

11.

SUPPLEMENTAL SCHEDULES

FULTON FINANCIAL CORPORATION

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(b)	(c)
Identity of issue,	Description of investment including	(e)
borrower, lessor,	maturity date, rate of interest	(d)	Current
(a)	or similar party	collateral, par or maturity value	Cost	Value

Common Trust Fund

*	Fulton Financial	Retirement Fixed Income Fund	$	x	$17,424,692
Advisors

*	Fulton Financial	Retirement Common Stock Fund	x	8,844,584
Advisors

Mutual Funds

MFS Investment	MFS Value Fund	x	9,654,232
Management

Vanguard	Vanguard 500 Index Fund	x	11,789,666

Vanguard	Vanguard Small Cap Value Index Fund	x	582,743

Vanguard	Vanguard Mid Cap Index Fund	x	602,585

Goldman Sachs & Co.	Goldman Sachs Financial Square	x	23,054,697
Government Fund

Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund	x	2,307,729

Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	x	928,568

Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	x	7,851,218

Fidelity Investments	Fidelity Advisor Small Cap Value Fund	x	1,420,166

Loomis Sayles	Loomis Sayles Small Cap Value Fund	x	8,218,130

MFS Investment	MFS Research International Fund	x	6,909,624
Management

* Party-in-interest

x All investments are participant directed, therefore, historical cost information is not required.

(Continued)

12.

FULTON FINANCIAL CORPORATION

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001
(b)	(c)
Identity of issue,	Description of investment including	(e)
borrower, lessor,	maturity date, rate of interest	(d)	Current
(a)	or similar party	collateral, par or maturity value	Cost	Value
Goldman Sachs & Co.	Goldman Sachs Financial Square	$	x	$6,954
Prime Obligation Fund
T Rowe Price	T Rowe Price Growth Stock Fund	x	1,786,807
T Rowe Price	T Rowe Price Retirement 2010 Fund	x	1,762,497
T Rowe Price	T Rowe Price Retirement 2020 Fund	x	1,963,792
T Rowe Price	T Rowe Price Retirement 2030 Fund	x	1,052,620
T Rowe Price	T Rowe Price Retirement 2040 Fund	x	808,415
Common Stock
*	Fulton Financial	Common Stock	x	16,838,348
Corporation
Participant Loans
*	Plan Participant	Participant Loans Interest rates
ranging from 8.25% - 9.25%	x	20,902
$123,828,969

* Party-in-interest

x All investments are participant directed, therefore, historical cost is not required.

13.

SCHEDULE G (Form 5500)	Financial Transaction Schedules	Official Use Only
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).	OMB No. 1210-0110
Department of Labor Employee Benefits Security Administration	▶ File as an attachment to Form 5500.	2008 This Form is Open to Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning , and ending ,

A Name of Plan FULTON FINANCIAL CORPORATION 401(K) RETIREMENT PLAN	**B** Three-digit plan number ▶ 001
C Name of plan sponsor as shown on line 2a of Form 5500 FULTON FINANCIAL CORPORATION	**D** Employer Identification Number 23-2195389

Part I **Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible**

(a)	(b) Identity and address of obligor	(c) Original amount of loan

Amount received during reporting year		(f) Unpaid balance at end of year
(d) Principal	(e) Interest	

(g)
Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items

Amount overdue	
(h) Principal	(i) Interest

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v11.3 Schedule G (Form 5500) 2008

2 4 0 8 6 0 0 1 0 L

14.

Schedule G (Form 5500) 2008 Page 2

Official Use Only

(a)	(b) Identity and address of obligor	(c) Original amount of loan

Amount received during reporting year		(f) Unpaid balance at end of year
(d) Principal	(e) Interest	

(g)
Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items

Amount overdue	
(h) Principal	(i) Interest

(a)	(b) Identity and address of obligor	(c) Original amount of loan

Amount received during reporting year		(f) Unpaid balance at end of year
(d) Principal	(e) Interest	

(g)
Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items

Amount overdue	
(h) Principal	(i) Interest

2 4 0 8 6 0 0 2 0 M

15.

Schedule G (Form 5500) 2008 Page 3

Official Use Only

Part II Schedule of Leases in Default or Classified as Uncollectible

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization or other party-in-interest

(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year
(h) Expenses paid during the plan year	**(i) Net receipts**	**(j) Amount in arrears**

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization or other party-in-interest

(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year
(h) Expenses paid during the plan year	**(i) Net receipts**	**(j) Amount in arrears**

(a)	(b) Identity of lessor/lessee	(c) Relationship to plan, employer, employee organization or other party-in-interest

(d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)

(e) Original cost	(f) Current value at time of lease	(g) Gross rental receipts during the plan year
(h) Expenses paid during the plan year	**(i) Net receipts**	**(j) Amount in arrears**

2 4 0 8 6 0 0 3 0 N

16.

Schedule G (Form 5500) 2008 Page 4

Official Use Only

Part III Nonexempt Transactions

If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction.

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

IOWA STUDENT LOAN VAR 12/01/41

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
72876			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
72876		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

BLUE HEN HOTEL VAR 09/01/27

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
56740			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
56740		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

KENWOOD LINCOLN VAR 03/01/21

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
85546			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
85546		0	

2 4 0 8 6 0 0 4 0 0

17.

Schedule G (Form 5500) 2008 Page 4

Official Use Only

Part III **Nonexempt Transactions**

If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction.

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

PA ST HI ED VAR 05/01/20

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
43646			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
43646		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

FIRST TENN BANK VAR 05/12/09

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
43794			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
43794		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

CHRISTIAN LIFE VAR 01/15/26

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
487744			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
487744		0	

2 4 0 8 6 0 0 4 0 0

18.

Schedule G (Form 5500) 2008 Page 4

Official Use Only

Part III Nonexempt Transactions

If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction.

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

FIRST TENN BANK VAR 05/12/09

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
41482			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
41482		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

YUENGLING BEER VAR 11/01/19

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
52020			0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
52020		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

BLUE HEN HOTEL VAR 09/01/27

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
67624	67624		0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
67624		0	

2 4 0 8 6 0 0 4 0 0

19.

Schedule G (Form 5500) 2008 Page 4

Official Use Only

Part III **Nonexempt Transactions**

If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction.

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest
FULTON FINANCIAL ADVISORS, N.A.	TRUSTEE

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

PA ST HI ED VAR 05/01/20

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
52019	52019		0
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	
52019		0	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
(h) Cost of asset	**(i) Current value of asset**	**(j) Net gain or (loss) on each transaction**	

2 4 0 8 6 0 0 4 0 0

20.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

Date: June 25, 2009	By: /s/Louis Yoka Louis Yoka Vice President, Compensation & Benefits

21.

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors

22.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-76600 and No. 333-76594 on Forms S-8 of Fulton Financial Corporation of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of Fulton Financial Corporation 401(k) Retirement Plan, formerly known as Fulton Financial Corporation Profit Sharing Plan, for the year ended December 31, 2008.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio

June 25, 2009

23.